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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67786

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lazard Middle Market LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 South Eighth Street, Suite 2700
(No. and street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Pecha **(612) 371-6533**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 South Sixth Street, Suite 2800	**Minneapolis**	**MN**	**55402-1538**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

LAZARD

28 February 2020

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Dear Sir or Madam:

Please find enclosed one Confidential version and one Public version of our Financial Statements as of December 31, 2019 and for the Year then Ended, Supplemental Schedule as of December 31, 2019 and Report of Independent Registered Public Accounting Firm.

Sincerely,

Kyle A. Pecha
Senior Vice President and Controller
FINOP

Lazard Middle Market LLC
80 South Eighth Street
Suite 2700
Minneapolis, MN 55402

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

File pursuant to Rule 17z-5(e)(3)
under the Securities Exchange Act of 1934
as a **Public Document.**

LAZARD MIDDLE MARKET LLC

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3)*

AFFIRMATION

I, Kyle A. Pecha, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Lazard Middle Market LLC (the "Company") as of December 31, 2019, is true and correct. I further affirm that neither the Company nor any partner, proprieter, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kyle A. Pecha
Senior Vice President and Controller

Subscribed to before me this 27 day of February, 2020.

Notary Public

Andrea C. Rotter
Notary Public - Minnesota
My Commission Expires 01/31/2022

Deloitte.

Deloitte & Touche LLP
50 South 6th Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of Lazard Middle Market LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (a wholly owned subsidiary of Goldsmith, Agio, Helms, & Lynner, LLC) (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2020

We have served as the Company's auditor since 2007.

LAZARD MIDDLE MARKET LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CASH AND CASH EQUIVALENTS	$ 32,673,482
ACCOUNTS RECEIVABLE, Net	5,004,245
DUE FROM AFFILIATES	2,173,122
FIXED ASSETS, Net	75,981
PREPAID AND OTHER ASSETS	902,474
TOTAL	$ 40,829,304

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued salaries, bonuses, and related expenses	$ 18,842,049
Due to affiliates	5,326,173
Accounts payable and accrued expenses	740,497
Other liabilities	512,786
Total liabilities	25,421,505
MEMBER'S EQUITY — Member's equity	15,407,799
TOTAL	$ 40,829,304

See notes to statement of financial condition

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Lazard Middle Market LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings, primarily in the private capital markets. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co. LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd, a publicly held company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

Revenue Recognition

Investment Banking and Other Advisory Fees – Investment banking and restructuring advisory fees are recorded when (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and are presented as revenue within investment banking or restructuring advisory fees, as applicable, in the statement of operations.

The benefits of investment banking and advisory services are generally transferred to the Company's clients over time, and consideration for these advisory services typically includes transaction completion, transaction announcement and retainer fees. Retainer fees are generally fixed and recognized over the period in which the advisory services are performed. However, transaction announcement and transaction completion fees are variable and subject to constraints, and they are typically not recognized until there is an announcement date or a completion date, respectively, due to the uncertainty associated with those events. Therefore, in any given period, advisory fees recognized for certain transactions will relate to services performed in prior periods. The advisory fees that may be unrecognized as of the end of a reporting period, primarily comprised of fees associated with transaction announcements and transaction completions, generally remain unrecognized due to the uncertainty associated with those events.

Revenue from Contracts with Customers - Fees for services are recorded when: (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within investment banking and other advisory fees.

Leases – In February 2016, the FASB issued updated guidance for leases. The guidance requires a lessee to (i) recognize a right-of-use asset and a lease liability that is initially measured at the present value of the lease payments in the statement of financial condition, (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis and (iii) classify operating lease related cash payments within operating activities and finance lease related principal cash payments within financing activities (with interest included in interest paid) in the statement of cash flows.

The new guidance is effective for annual and interim periods beginning after December 15, 2018. The Company adopted the new guidance upon its effective date of January 1, 2019 using the optional transition method, which allows the new standard to be applied initially at the adoption date with a cumulative-effect adjustment without restating comparative periods. The Company plans to elect the practical expedients, which allows the carry-forward of the prior conclusions of lease definition, classification and initial direct costs related to the expired and existing leases as of the adoption date. The Company expects to apply the exemption of the balance sheet recognition requirements for short-term leases.

The Company recognized right-of-use assets and lease liabilities of $174,277 and $195,626, respectively, on its statement of financial condition upon adoption.

Operating Expenses — The Company records operating expenses (compensation and benefits, executive management service charge, occupancy, professional services, marketing and business development, technology and information services, and other) when incurred relating to services provided in facilitating the operations of the Company, including the cost of services provided by affiliates as discussed in Note 7.

Income Taxes — As a single-member limited liability company, the Company is a disregarded limited liability company for tax purposes and, therefore, does not pay corporate income taxes. Therefore, the Company has not recorded a provision for income taxes in the statement of operations.

Fixed Assets, Net — Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life using the straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in the statement of operations. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

Accounts Receivable, Net — Accounts receivable, net consists of investment banking fees, restructuring advisory fees and reimbursable expenses, net of an estimate for uncollectable investment banking fees of $648,473 as of December 31, 2019. The Company records an allowance for doubtful accounts on specific receivable balances when a loss is probable.

Prepaid and Other Assets — Prepaid and other assets consist primarily of unamortized amounts of prepayments of services and insurance premiums as well as compensation expense related to deferred revenue.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unadopted Accounting Pronouncements – In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, "Financial Instruments-Credit Losses (Topic 326)." This ASU introduces the current expected credit loss (CECL) model, which will require an entity to measure credit losses for certain financial indstruments and financial assets, including trade receivables. Under this update, on initial recognition and at each reporting period, an entity will be required to recognize an allowance that reflects the entity's current estimate of credit losses expected to be incurred over the life of the financial instrument. This new guidance is effective for the Company beginning on January 1, 2020 and is not expected to have a material impact on the Company's financial statements.

3. FAIR VALUE MEASUREMENT

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels, described as follows:

Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2 — Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in nonactive markets; or inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3 — Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of trading activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis.

Cash equivalents consist of money market funds held with Citibank, N.A., which are carried at fair value on a recurring basis. The money market funds of $30,358,312 are concluded to be Level 1 as of December 31, 2019.

4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1. The Company has maintained its net capital above SEC-required levels at all times. At December 31, 2019, the Company had net capital as defined by Rule 15c3-1 of $19,873,263, which exceeds its required net capital of $812,871 by $19,060,392. The Company's percentage of aggregate indebtedness to net capital was 61.35% at December 31, 2019.

5. EXEMPTION

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

6. FIXED ASSETS

As of December 31, 2019, the Company had the following fixed assets:

Computer equipment	$ 166,631
Furniture and equipment	422,531
Capital lease equipment	182,445
Leasehold improvements	826,664
Total fixed assets	1,598,271
Less accumulated depreciation and amortization	1,522,290
Fixed assets, net	$ 75,981

7. TRANSACTIONS WITH AFFILIATES

As of December 31, 2019, the Company had receivables due from the following affiliates:

Lazard SPRL	$1,613,421
Lazard Asesores Financieros S.A.	519,412
Lazard & Co. Limited	40,289
Total	$2,173,122

As of December 31, 2019, the Company had payables due to the following affiliates:

Lazard Group LLC	$ 2,807,241
Lazard Strategic Coordination Co., LLC	2,156,639
Lazard Freres SAS	165,394
Lazard Freres	128,177
Parent	68,722
Total	$ 5,326,173

Reveivable due from Lazard SPRL relates to investment banking fees jointly earned by the Company and the affiliate.

Payable due to Lazard Strategic Coordination Co., LLC relates to executive management fees.

Payable due to Lazard Group LLC primarily relate to Restricted Stock Unit ("RSU") award recharge expense.

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company.

The Company also pays a monthly executive management fee to Lazard Strategic Coordination Co., LLC ("LSCC"), a wholly owned subsidiary of Lazard Group LLC. The management fee represents an allocation of global operating costs and management support services. The allocation is based on revenue and headcount.

8. MAJOR CUSTOMERS

In 2019, the Company had five customers that provided 40% of total revenues.

9. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial statement.

Operating Leases — The Company leases an office facility in Charlotte, North Carolina, under an operating lease arrangement. Future minimum payments for the noncancelable operating lease as of December 31, 2019, are as follows:

Years Ending December 31	Operating Lease
2020	$ 43,050
Net minimum lease payments	$ 43,050

As disclosed in Note 7, the Company occupies additional office space leased by its affiliates and pays for the actual space used through its management agreement. The Company does not record the right-to-use assets or lease liabilities for those locations as the Company's affiliates are the leasee in the lease arrangements.

Compensation and Benefits — The Company has a qualified 401(k) profit-sharing plan (the "Plan") in which substantially all of the employees of the Company meeting certain service requirements are eligible to participate.

For the year ended December 31, 2019, the Company has accrued discretionary bonuses of $13,184,306 which are payable to employees for services completed during the year based on both performance and revenue-generating activities. The Company also recognized a prepaid asset in the amount of $278,583 for deferred compensation as it relates to those amounts of upfront consulting fee revenue that is unrealized as of December 31, 2019.

As part of the Company's overall compensation plan, certain employees are awarded shares of Lazard Ltd. stock in the form of RSU's which vest over a defined period of time. The Company is charged with an expense from Lazard Group LLC over the vesting period.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2019, through the date this financial statement was issued.

The Company has determined that there were no subsequent events or transactions that would require recognition or disclosure in this financial statement.